Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September 30, 2009. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the nine months ended September 30, 2009.

(in Skr millions)
Senior debt:
Long-term	86,867.5
Short-term	230,278.1
Total senior debt (1), (2)	317,145.6

Subordinated debt:
Long-term	3,263.7
Short-term	—
Total subordinated debt (1)	3,263.7

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 made up of 2,579,394 Class A shares and 1,410,606 Class B shares) (3)	3,990.0
Fair value reserves	1,194.7
Retained earnings	6,373.1
Net profit for the period	1,230.1

Total	12,787.0

Total capitalization	333,197.2

(1)                                  At September 30, 2009, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2009.

(2)                                  Unguaranteed and unsecured.

(3)                                  In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since September 30, 2009.